

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

<u>Via E-mail</u>
David N. Fuselier
Chief Executive Officer
New Leaf Brands, Inc.
100 Main Street North – 208
Southbury, Connecticut 06488

> **Re: New Leaf Brands, Inc.**
> **Item 4.01 Form 8-K Filed February 20, 2014**
> **Item 4.01 Form 8-K/A Filed March 17, 2014**
> **File No. 000-22024**

Dear Mr. Fuselier:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Suying Li

                              Suying Li
                              Staff Accountant